OPTIVER EXECUTION SERVICES LLC

Statement of Financial Condition

December 31, 2025

(With Report of Independent Registered Public Accounting Firm)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-70932

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 _____ AND ENDING 12/31/25 _____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Optiver Execution Services LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

130 E. Randolph Street., Suite 800

(No. and Street)

Chicago   IL   60601

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Deaton   (312) 543-9969   michaeldeaton@optiver.us

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP

(Name – if individual, state last, first, and middle name)

30 South Wacker Drive, Suite 3300 Chicago   IL   60606

(Address)   (City)   (State)   (Zip Code)

09/24/2003   49

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Michael Deaton _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Optiver Execution Services LLC _____, as of 12/31 _____, 2 25 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
CATHERINE M COMPTON DUN
Notary Public, State of Illinois
Commission No. 988781
My Commission Expires
March 27, 2028

Signature: _____

Title:
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

OPTIVER EXECUTION SERVICES LLC

Table of Contents





Report of Independent Registered Public Accounting Firm

To the Member and Management of
Optiver Execution Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Optiver Execution Services LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2024.

Chicago, Illinois
February 24, 2026

OPTIVER EXECUTION SERVICES LLC

Statement of Financial Condition

December 31, 2025

(In thousands)

Assets

Cash & cash equivalents	$	16,232
Securities owned, at fair value		11,995
Receivables from broker dealers and clearing organizations		498
Commissions receivable, net		4,086
Due from affiliate		1,341
Other assets		88
Total assets	$	34,240

Liabilities and Member's Equity

Payables to broker dealers	$	599
Due to affiliates		1,054
Accounts payable and accrued liabilities		123
Total liabilities		1,776
Member's Equity		32,464
Total liabilities and member's equity	$	34,240

See accompanying notes to financial statement.

(1)   Nature of Business

Optiver Execution Services LLC (the Company) was organized on July 29, 2021 under the Limited Liability Company Act of Illinois. The Company is a wholly owned subsidiary of Optiver Ventures Partnership US LP (the Parent) and the ultimate owner of the Parent is Optiver Holding BV. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC). The Company engages in order arranging for transactions in listed securities by exchange members and put and call brokers.

(2)   Significant Accounting Policies

Estimates

The financial statement was prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Segment

The Company is engaged in a single line of business as an execution broker-dealer with primary activity as a non-exchange member arranging for transactions in listed securities by exchange members and put and call broker. The Company has identified its Management Team as the chief operating decision maker ("CODM"), who uses net income, as shown on the statement of operations, to evaluate the results of the business, predominantly in the forecasting and benchmarking actuals to budget process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The Company generated a substantial portion of its revenue from four customers in 2025. The measure of segment assets is reported on the statement of financial condition as total assets.

Cash and Cash Equivalents

Cash consists of deposits with banks that are not segregated or restricted for regulatory purposes and investments in money market fund. The money market fund is composed of US Treasuries and is readily convertible to cash.

Securities Owned, at fair value

Securities owned, at fair value include U.S. Treasuries that have a maturity of less than one year.

Securities are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures* (ASC 820).

Commissions Receivable, net

Commissions receivable, net represents amounts receivable from customers for commissions. The balances are presented net of an expected credit loss of $50. In determining the expected credit loss, the Company assesses the expected credit losses of receivables from its customers and considers factors such as historical data and market conditions that may affect collectability.

Other Assets

Other assets consists of accounts receivable and prepaid assets.

Income Taxes

The Company is not liable for US income taxes, as it is a single member limited liability company that is disregarded for tax purposes. The Company is not required to allocate the consolidated amount of current and deferred US tax expense to a legal entity that is not subject to US tax in its separate financial statement.

Credit Impairment

The Company measures credit losses on financial assets that are measured at amortized cost using the expected credit loss model ("CECL). For the year ended December 31, 2025, the Company recognized $50 of expected credit loss on commissions receivable in the statement of financial condition.

Concentrations of Credit Risk

The Company transacts with various counterparties including other broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(3) Revenues from Contracts with Customers

The Company earns commission revenue for order routing and execution between its institutional clients and broker dealers, including its affiliate. Revenue is recognized when the Company's performance obligations are satisfied on a trade-date basis once the order is executed.

The timing of the revenue recognition may differ from the timing of payment from customers. The Company records a receivable when revenue is recognized prior to payment, and when the Company has an unconditional right to payment. Receivables related to revenues from contracts with unaffiliated customers amount to $4,136 as of December 31, 2025, compared to $2,176 at January 1, 2025. There were impairment losses on receivables of $50 as of December 31, 2025, compared to $114 at January 1, 2025. The Company has $1,341 due from an affiliate in relation to its execution business as of December 31, 2025, compared to $640 at January 1, 2025.

(4) Fair Value

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants

at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 – Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 – Valuations based on quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly in an active market.

- Level 3 – Valuations based on unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The positions the Company carries at fair value are money market funds and U.S. Treasuries. Money market funds and U.S. Treasuries are valued using quoted market prices, and are categorized in level 1 of the fair value hierarchy. At December 31, 2025 the Company held $11,995 of U.S. Treasuries.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2025:

	Fair value measurements on a recurring basis							
Assets:	**Level 1**		**Level 2**		**Level 3**		**Total**	
Securities owned								
Money Market Fund[1]	$	8,000	$	-	$	-	$	8,000
U.S. Treasuries	$	11,995	$	-	$	-	$	11,995
Total	$	19,995	$	-	$	-	$	19,995

[1] Included in cash & cash equivalents on the statement of financial condition.

The Company did not hold any assets or liabilities measured at fair value on a recurring basis using significant (un)observable inputs (Level 3) during the year ended December 31, 2025.

The Company assesses the levels of its investments at each measurement date, and transfers between levels are recognized on the actual date of the event of change in circumstances that cause the transfer in accordance with the Company's accounting policy. There were no transfers among Levels 1, 2, and 3 during the year.

(5)   Receivables from and Payables to Broker Dealers and Clearing Organizations

Receivable from clearing brokers on the statement of financial condition includes cash held on deposit at the clearing brokers. Payables to broker dealers include fees and commissions payable to other broker dealers. At December 31, 2025, the total amounts recievable from and payable to broker dealers and clearing organizations were $498 and $599, respectively.

(6)   Contingent Liabilities

In the normal course of business, the Company may be subject to various regulatory matters, litigation, claims and regulatory examinations. Management believes there are no current outstanding matters that will have a material effect on the Company's financial position.

(7)   Idemnification

In the normal course of the business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown and the risk of loss is remote, as it would require future claims that may be made against the Company that have not occurred. Management of the Company expects the risk of any future obligations under these indemnification to be remote.

(8)   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires the Company to maintain net capital, as defined, equal to the greater of $250 or 2 percent of aggregate debit balances, as defined. At December 31, 2025 the Company had net capital of $26,783, which was $26,533 in excess of its required minimum net capital of $250.

(9)   Related-Party Transactions

The Company has entered into services agreements with affiliates, in which the Company provides chaperone activities for an affiliate and affiliates provide administrative support, personnel services, and other general infrastructure service to assist and support the Company. As of December 31, 2025, the Company has $1,054 due to affiliates, which includes payables to settle expenses paid by or on behalf of affiliates for administrative convenience.

The Company has $1,341 due from an affiliate in relation to its execution business as of December 31, 2025.

The Company has an unsecured demand loan facility with an affiliated entity, which accrues interest at an arms-length annual rate. The maximum loan amount is $50,000 and the Company has not drawn upon the loan as of or during year ended December 31, 2025. The Company had no amounts due to the affiliate in connection with the loan facility as of December 31, 2025.

(10) Subsequent Events

The Company performed an evaluation of subsequent events through the date the financial statement was issued, and determined that there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosures in the financial statement as of December 31, 2025.